EXHIBIT 99.1

GLG Life Tech Corporation Announces Release Date and Conference Call for 2011 Third Quarter Earnings Results

VANCOUVER, British Columbia, Nov. 9, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all-natural and zero-calorie food and beverage products, announces that the Company will release its third quarter financial results on Monday, November 14, 2011 before market opens.

A discussion and review of the results will be hosted by Mr. Brian Meadows, Chief Financial Officer, on Monday, November 14th at 10:00am Eastern time / 7:00am Pacific time via a live teleconference and webcast that includes a Powerpoint presentation.

Teleconference Information
Date: Monday, November 14, 2011
Time: 10:00 am Eastern Time / 7:00 am Pacific Time
Dial in: (877) 303-9126 (Canada and US) or (408) 337-0130 (International)

The PowerPoint presentation will be available for download from the Investors section of GLG's website at www.glglifetech.com .

To access a live webcast of the conference call, please visit the Investors section of GLG's website at www.glglifetech.com .

Replay Information
Available: 1:00 pm November 14, 2011 to midnight November 21, 2011
Dial: (855) 859-2056 (Canada and US) or (404) 537-3406 (International)
Conference ID: 24713645

We look forward to you joining us on this call.

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com